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aliciaharrison@paulhastings.com

May 13, 2013	70128.00001

VIA FACSIMILE AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Christina Chalk
Mr. Reid Hooper

Re:	Mac-Gray Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 8, 2013 by Moab Capital Partners, LLC, Moab Partners, L.P. and Michael Rothenberg
File No. 001-13495

Dear Ms. Chalk and Mr. Hooper:

We are in receipt of the Staff’s letter dated May 13, 2013 (the “Letter”) with respect to the above-referenced second revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of our client, Moab Capital Partners, LLC, Moab Partners, L.P. and Michael Rothenberg (collectively, “Moab”), as set forth below.

In connection with our response, we note that a third revised Preliminary Proxy Statement on Schedule 14A will be filed on behalf of Moab with the Commission via EDGAR on May 14, 2013 in order to incorporate the additional and/or supplemental disclosures requested in the Letter (the “Revised Proxy Statement”). Please note that we intend to file a definitive proxy statement on behalf of Moab via EDGAR on Tuesday, May 14, 2013.

For ease of reference, we have reproduced each of the Staff’s comments below, followed by Moab’s response.

Staff Comments and Moab Responses to Schedule 14A – Preliminary Proxy Statement

Reasons for Solicitation

1.	We note your response to comments 6 and 8 in our letter dated May 3, 2013. For purposes of disclosure, revise to explain how you calculate organic revenue growth. Explain whether your calculation of organic revenue growth considers revenue growth generated from the operations of these acquired businesses post-acquisition as organic revenue attributed to the company since post-acquisition the acquired businesses are integrated into the company’s business operations. Further, identify the specific time period(s) used to calculate organic revenue growth. For example, we note your disclosure on page 4 that “during the tenure of the incumbent Class I directors, organic revenue has actually declined by $27.6 million.” We note Mr. Bryan was elected to the board in March 2004 and Ms. Tocio was elected to the board in November 2006. Please revise your disclosure accordingly.

May 13, 2013

RESPONSE: The statement on page 5 of the Revised Proxy Statement has been revised to add the following description of Moab’s calculation of Mac-Gray’s organic growth (or lack thereof): “Moab calculated the organic growth by the Company’s operations, as seen in the chart below, starting with Mac-Gray’s 2003 fiscal year revenue, the last fiscal year before David W. Bryan’s term as a Class I director began. Since Mr. Bryan was elected to the Board, the Company has announced five acquisitions. Ms. Mary Ann Tocio joined the Board in November 2006 and has overseen three of the five acquisitions. From the Company’s reported revenue of $149 million at the end of fiscal year 2003, Moab added the revenue acquired from each of Mac-Gray’s five announced acquisitions at the time the acquisition was consummated and then subtracted the revenue sold when Mac-Gray divested Microfridge in 2010, which was the Company’s only reported divestiture between 2003 and 2012.”

2.	Revise the first sentence in the second paragraph on page 4 to indicate that it is your belief that “the board has a history of not cooperating in the advancement of stockholder rights.”

RESPONSE: The statement on page 4 of the Revised Proxy Statement in regards to Mac-Gray’s efforts (or lack thereof) to advance stockholder rights has been revised as follows to clarify that the statement is Moab’s belief [emphasis added to revisions]: “Along with approving acquisitions at valuations that implied higher EV/EBITDA multiples than Mac-Gray’s at the time, it is Moab’s belief that the Board has a history of not cooperating in the advancement of stockholder rights, one example being its failure to implement a successful shareholder proposal to declassify the Board.”

3.	Revise your disclosure to identify the “large shareholder” that communicated to you that it supported your slate of directors in advance of the 2012 Annual Meeting.

RESPONSE: The statement on page 5 of the Revised Proxy Statement in regards to Mac-Gray’s purchase of shares from a large shareholder has been revised as follows to identify the large shareholder [emphasis added to revisions]: “Another action that raises Moab’s concern is the Company’s use of corporate funds to purchase stock from Coliseum Capital Management LLC, a large shareholder that communicated to Moab its support of Moab’s slate in advance of the 2012 Annual Meeting.”

4.	We note your response to comment 14 in our letter dated May 3, 2013. Please clarify the time period you refer to on page 8 when you reference the CEO’s increased compensation in “each of those years.” In addition, please balance your disclosure on page 8 to discuss the CEO’s specific compensation amounts for the years in questions, including explaining how the CEO’s non-equity incentive plan compensation is calculated.

May 13, 2013

RESPONSE: The statement on page 8 of the Revised Proxy Statement in regards to Mac-Gray’s CEO compensation has been supplemented as follows to clarify his specific compensation amounts [emphasis added to revisions]: “For the two-year period ending December 31, 2012, Mac-Gray’s stock delivered a total shareholder return of -13.1%, declining in 2011 and 2012. The Company’s adjusted EBITDA from continuing operations also declined each year from $66.2 million in fiscal year 2010 to $65.2 million in fiscal year 2011 to $63.5 million in fiscal year 2012. Nevertheless, the Compensation Committee, including both incumbent Class I directors, still rewarded the CEO with increased compensation each of 2011 and 2012, including significant non-equity incentives based on financial performance. In 2011, the CEO’s compensation totaled $1,667,234 and was comprised of a $520,000 salary, $389,881 in stock awards, $389,881 in options awards, $359,300 in non-equity incentive plan compensation, and $8,172 of other compensation. In 2012, his total compensation increased to $1,708,872, consisting of a $535,300 salary, $401,700 in stock awards, $401,700 in options awards, $362,000 in non-equity incentive plan compensation, and $8,172 of other compensation. The CEO’s non-equity incentive plan compensation is based on a weighted average of financial and individual target objectives. The financial target objectives include the targets for Company revenue, Company EBITDA and earnings per share. These targets for 2012 are laid out in the table below.

*	Threshold		100% (Target)	150%
Revenue	<$	295,053,300	$327,837,000	$360,620,700
EBITDA	<$	63,290,700	$70,323,000	$77,355,300
Earnings Per Share	<$	0.50	$0.63	$1.26

*     Mac-Gray definitive proxy statement on Schedule 14A filed April 29, 2013

The minimum threshold levels set by the Compensation Committee for named executives, including the CEO, to receive cash bonuses based on financial performance targets in 2012 allowed for declines in both revenue and EBITDA. For example, in order for the CEO to have not received any cash incentives based on Mac-Gray’s revenue performance in 2012, revenue would have had to decline by 8.4% versus 2011 revenue of $322.0 million. Interestingly, during the recent recession, Mac-Gray’s worst annual decline was in 2010 and revenue only declined by 1.8%. Consequently, in order for the CEO not to have received a revenue-based cash incentive for 2012, the Company’s annual revenue decline would need to be over four times the revenue decline experienced by Mac-Gray in its worst reported year of the recent recession.”

5.	We note your response to comment 16 in our letter dated May 3, 2013. However, as referenced in our prior comment 16, please revise your disclosure on page 9 to clarify that the company successfully nominated Bruce Percelay, initially a Moab Capital nominee, as one of the company’s director nominees for election as a Class III director at the company’s 2012 Annual Meeting. We note your reference to a settlement with the Company. If there was no formal, written settlement agreement and the Company simply nominated Mr. Percelay after review of his credentials, please clarify. We note disclosure on page 4 in the company’s definitive proxy statement filed on April 29, 2013, that the company’s Governance and Nominating Committee interviewed Mr. Percelay, and subsequent to the interviews, determined to nominate Mr. Percelay for election to the board at the 2012 annual meeting of stockholders.

RESPONSE: The statement on page 9 of the Revised Proxy Statement in regards to Bruce Percelay’s nomination to the Company’s board of directors has been revised as follows to clarify his nomination by the Board [emphasis added to revisions]: “In February 2012, Moab succeeded in getting the Board to place Bruce Percelay, initially a Moab nominee, on the Company’s proxy statement and subsequently elected as a Class III director at the 2012 Annual Meeting.” However, the statement on page 9 of the Preliminary Proxy Statement was not revised in the Revised Proxy Statement with respect to the settlement in connection with Mr. Percelay’s nomination because Mac-Gray and Moab reached an understanding that was acknowledged in a letter agreement from Moab to Mac-Gray in which Moab agreed, in consideration for Mr. Percelay’s nomination by the Board, to withdraw its proxy statement and support the Board’s nominees for election at the 2012 annual meeting.

May 13, 2013

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at the number referenced above or Peter J. Tennyson at (714) 668-6237.

Sincerely,

Alicia Harrison

for PAUL HASTINGS LLP